EXHIBIT 99.1

Hydrogenics Signs Purchase and License Agreement valued at over 50M USD for 1,000 Fuel Cell Bus Power Modules

MISSISSAUGA, Ontario, June 08, 2017 (GLOBE NEWSWIRE) -- Hydrogenics Corporation (NASDAQ:HYGS) (TSX:HYG) (the “Company” or “Hydrogenics”), a leading developer and manufacturer of hydrogen generation and hydrogen-based power modules, today announced that it has signed a Purchase and License Agreement for technology and fuel cells with Blue-G New Energy Science and Technology Corporation (“Blue-G”).

The Purchase and License Agreement provides that the Company will deliver 1,000 fuel cell units to Blue-G to be integrated into zero-emission electric buses and an engineering support component for an aggregate sum payable to the Company of over USD 50 million.  Delivery of the fuel cells and the associated payments are expected to occur over the next two to three years.  Incremental are license royalties which are expected to generate revenues for the Company over a 10-year period.

The agreement was signed in Beijing by Daryl Wilson, President and CEO of Hydrogenics and Ronald R. Lee, President and CEO of Blue-G.  Witnessing the signing was the Minister of Natural Resources Canada, the Honorable James Gordon Carr.

“We are very pleased to be able to bring Hydrogenics’ unique and leading technology to our transit customers in China.  The ease of implementation of Hydrogenics’ fuel cell systems has allowed Blue-G to rapidly advance in providing zero-emission powertrains to our customers.  We look forward to a very successful and long-term collaboration,” said Mr. Lee.

“As one of our first Certified Integration Partners (CIP), Blue-G and Hydrogenics have already worked together for several years,” added Mr. Wilson.  “Blue-G has brought zero-emission buses with our fuel cells to some of China’s key urban centers and is a recognized leader in advancing China’s commitment to clean-energy urban transportation.  We are delighted that our relationship has now expanded to this degree.”

About Hydrogenics
Hydrogenics Corporation is a world leader in engineering and building the technologies required to enable the acceleration of a global power shift. Headquartered in Mississauga, Ontario, Hydrogenics provides hydrogen generation, energy storage and hydrogen power modules to its customers and partners around the world. Hydrogenics has manufacturing sites in Germany, Belgium and Canada and service centers in Russia, China, India, Europe, the US and Canada.

Forward-looking Statements
This release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995, and under applicable Canadian securities law. These statements are based on management’s current expectations and actual results may differ from these forward-looking statements due to numerous factors. Readers should not place undue reliance on Hydrogenics’ forward-looking statements. Investors are encouraged to review the section captioned “Risk Factors” in Hydrogenics’ regulatory filings with the Canadian securities regulatory authorities and the US Securities and Exchange Commission for a more complete discussion of factors that could affect Hydrogenics’ future performance. Furthermore, the forward-looking statements contained herein are made as of the date of this release, and Hydrogenics undertakes no obligations to revise or update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release, unless otherwise required by law. The forward-looking statements contained in this release are expressly qualified by this.

Hydrogenics Contacts:

Bob Motz, Chief Financial Officer
Hydrogenics Corporation
(905) 361-3660
investors@hydrogenics.com

Chris Witty
Hydrogenics Investor Relations
(646) 438-9385
cwitty@darrowir.com